UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41181

Tokyo Lifestyle Co., Ltd.

Harumi Building, 2-5-9 Kotobashi
Sumida-ku, Tokyo, 130-0022
Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

On December 2, 2024, Tokyo Lifestyle Co., Ltd., formerly known as Yoshitsu Co., Ltd (the “Company”), received a letter (the “Notification Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) informing the Company that it had regained compliance with the minimum closing bid price required for continued listing on The Nasdaq Capital Market set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”).

The Notification Letter confirmed that, for 10 consecutive business days starting from November 15, 2024, the closing bid price of the Company’s American depositary shares had been at $1.00 or greater and that, accordingly, the matter concerning the Company’s failure to comply with the Minimum Bid Price Requirement was closed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2024

Tokyo Lifestyle Co., Ltd.

By:	/s/ Mei Kanayama
Name:	Mei Kanayama
Title:	Representative Director and Director (Principal Executive Officer)

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